Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 22
DATED FEBRUARY 21, 2002
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 22 to you in order to supplement our prospectus and its supplements. This supplement, dated February 21, 2002 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments", "Management" and "Plan of Distribution" sections of our prospectus. This Supplement No. 22 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 21 dated February 7, 2002 and Supplement No. 20 dated February 1, 2002 (which superseded Supplement No. 19 dated January 17, 2002, Supplement No. 18 dated January 3, 2002, Supplement No. 17 dated December 17, 2001, Supplement No. 16 dated December 6, 2001, Supplement No. 15 dated November 29, 2001, Supplement No. 14 dated November 20, 2001 and Supplement No. 13 dated November 1, 2001 (which superseded Supplement No. 12 dated October 29, 2001, Supplement No. 11 dated October 5, 2001, Supplement No. 10 dated September 20, 2001, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001, No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively)))) and must be read in conjunction with our prospectus and those supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

Just For Feet, Covington, Louisiana

On February 21, 2002, we purchased an existing freestanding retail property known as the Covington Just for Feet containing 20,116 gross leasable square feet. The property is located at 782 North Highway 190, Covington, Louisiana.

We purchased the Covington Just for Feet from Wilton Partners, an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $3,426,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $170 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We received an appraisal, which states that it was prepared in conformity with the Uniform Standards of Professional Practice of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a market value for the Covington Just for Feet, as of January 22, 2002, of $3,675,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

All other information relating to this property remains unchanged from the information provided in Supplement No. 20.

Just For Feet, Augusta, Georgia

On February 21, 2002, we purchased an existing freestanding retail property known as the Augusta Just for Feet located on approximately 1.4 acres and containing 22,115 gross leasable square feet. The property is located at 254 Robert C. Daniels Parkway, Augusta, Georgia.

We purchased the Augusta Just for Feet from Wilton Partners, an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $3,033,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $137 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We received an appraisal, which states that it was prepared in conformity with the Uniform Standards of Professional Practice of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a market value for the Augusta Just for Feet, as of January 22, 2002, of $3,150,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

All other information relating to this property remains unchanged from the information provided in Supplement No. 20.

Hairston Crossing, Atlanta, Georgia

On February 15, 2002, we purchased a newly constructed shopping center known as Hairston Crossing located on approximately eight acres and containing 57,884 gross leasable square feet. The center is located at 2075 S. Hairston Road and Covington Highway, Atlanta, Georgia.

We purchased Hairston Crossing from Fog G & H Covington, L.L.C., an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $6,650,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $115 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We received an appraisal dated January 11, 2002 which states that it was prepared in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a prospective market value of the leased fee interest upon stabilized operations for Hairston Crossing, effective February 1, 2002 of $6,750,000. The stabilized value reflects the market value when all tenants currently leased have taken occupancy. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

All other information relating to this property remains unchanged from the information provided in Supplement No. 20.

Management

Our Advisor

The discussion under this section, which starts on page 61 of our prospectus, is modified and supplemented by the following information regarding the addition of Ariella A. Middlebrook as Vice President - Controller effective February 11, 2002.

The following table sets forth information with respect to Ms. Middlebrook. Only the biography of Ms. Middlebrook is included here. All other biographies remain unchanged from the prospectus.
Name	Age *	Position and office with our advisor
Ariella A. Middlebrook	38	Vice President - Controller

* as of January 1, 2002

Ariella A. Middlebrook joined the Inland organization in February, 2002 as Vice President - Controller of Inland Retail Real Estate Advisory Services, Inc. Prior to joining the Inland organization, from 1997 to 2001, Ms. Middlebrook was an officer of ILona Financial Group, the U. S. subsidiary of Irish Life & Permanent plc the largest mortgage lending and life assurance institution in Ireland, where she served as Vice President Risk Management and Chief Internal Auditor. Ms. Middlebrook also worked ten years in the field of public accounting for KPMG LLP in their financial services assurance practice. She received her B.S. in Accountancy from DePaul University. Ms. Middlebrook is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.

Plan of Distribution

The subsection entitled "Plan of Distribution-General" on page 180 of our prospectus is modified and supplemented by the addition of the following paragraph at the end of the subsection.

General

We have elected to extend the offering in all 50 states and in the District of Columbia until a date no later than February 1, 2003. We reserve the right to terminate this offering at any time.

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of February 18, 2002, we had sold 27,101,896 shares in our current offering resulting in gross proceeds of $269,124,866. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of February 18, 2002, we had incurred $22,698,436 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $246,426,430 of net proceeds from the sale of those 27,101,896 shares. An additional 968,476 shares have been sold pursuant to our Distribution Reinvestment Program as of February 18, 2002, for which we have received additional net proceeds of $9,200,700. As of February 18, 2002, we had repurchased 198,460 shares through our Share Repurchase Program resulting in disbursements totaling $1,819,338. As a result, our net offering proceeds from both offerings total approximately $378,674,715 as of February 18, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the year ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $4,100,000 are included in the purchase prices we have paid for all our properties purchased through February 18, 2002. As of February 18, 2002, we had invested approximately $293,700,000 in properties that we purchased for an aggregate purchase price of approximately $672,700,000 and we had invested approximately $2,880,000 for an investment in a joint venture with the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of February 18, 2002, we had net offering proceeds of approximately $35,000,000 available for investment in additional properties. As of February 18, 2002, we have committed to the acquisition of an additional $138,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.